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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 20, 2015

Commission File No. 1-6665

TALISMAN ENERGY INC.
[Translation of registrant's name into English]

2000, 888 – 3rd Street S.W.,
CALGARY, ALBERTA, CANADA,
T2P 5C5
[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

  Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

  Note:    Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit	Title
99.1	Notice of Special Meeting of Shareholders, dated January 13, 2015, to be held on February 18, 2015 and Notice of Originating Application to the Court of Queen's Bench of Alberta and Information Circular
99.2	Form of Proxy for Common Shareholders for the Special Meeting to be held on February 18, 2015
99.3	Form of Proxy for Preferred Shareholders for the Special Meeting to be held on February 18, 2015
99.4	Certificate pursuant to section 2.20 of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer
99.5	Letter of Transmittal

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC. [Registrant]
By:	/s/ LESLIE A. LAWSON
Leslie A. Lawson Assistant Corporate Secretary

Date: January 20, 2015

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SIGNATURES